November 6, 2006
Via EDGAR and Hand Delivery
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jeff Jaramillo

Re:	Lions Gate Entertainment Corp.
Form 10-K for the fiscal year ended March 31, 2006
Filed June 14, 2006

File No. 001-14880
Ladies and Gentlemen:
          We respectfully submit below the responses of Lions Gate Entertainment Corp., a British Columbia, Canada corporation (“Lions Gate” or the “Company”), to the comments of the United States Securities and Exchange Commission (the “Commission”) staff (the “Staff”) regarding our Annual Report on Form 10-K for the fiscal year ended March 31, 2006 (the “10-K”) contained in your letter dated October 24, 2006. For your convenience, we have included your original comments, each immediately followed by Lions Gate’s response. Along with its EDGAR-filed copy, Lions Gate is concurrently delivering a courtesy hard copy of its response to the Commission.
Comment No. 1: We note your response to comment 10, but do not concur with your conclusion. The sum of the studio segment profit of $3.5 million and the “gain on sale of studio facility” of $4.9 million for 2006 appears material to operating income and income before income taxes of $23 million and $7.5 million, respectively, for the year ended March 31, 2006. Based on the above, please revise your financial statements in accordance with paragraph 43 of SFAS No. 144.
At the Staff’s request we will revise our future filings in accordance with paragraph 43 of SFAS No. 144 beginning with our Form 10-Q for the quarter ended September 30, 2006.
Comment No. 2: As previously requested in our prior comment 11, please confirm that you will revise future filings to provide the disclosures required by paragraph 54 of SFAS No. 141 associated with the Redbus acquisition. Please provide us with your proposed disclosure.

In connection with the filing of our Form 10-K for the fiscal year ended March 31, 2006, we evaluated the disclosure requirements of paragraph 54 of SFAS 141 and concluded that no pro forma disclosure was required as Redbus was not a material acquisition. In reaching this conclusion, we noted that Redbus’ revenues and pre-tax income for the six-months ended September 30, 2005 (Redbus was acquired by the Company in October 2005) were only approximately 1% and 5% of the Company’s revenues and pre-tax loss, respectively, for the same period. In addition, Redbus’ acquisition price was only $35 million, compared to the Company’s total assets of approximately $899.4 million at September 30, 2005. Accordingly, since the Company does not consider the Redbus acquisition to be a material acquisition, the pro forma information was not considered necessary. To add clarity to the disclosure, we will state in future filings that pro forma information for the Redbus acquisition is not presented as the acquisition was not material.
Comment No. 3: We note your response to comment 12, where you state that you previously licensed your rights in international markets to international distributors who then license or sell the rights and products to the various markets. In this regard, please tell us if Redbus prior to the acquisition was one of those international distributors mentioned above. Also explain to us if the Redbus acquisition increased your customer base and, if so, your rational for not allocating value to pre-existing distribution customer relationships. We may have further comment upon receipt of your response.
We have used many distributors in the UK and while we had, on rare occasion, used Redbus to distribute our films in the UK, Redbus did not represent a significant source of the Company’s distribution at any time prior to the acquisition. In fact, only three titles from our library of thousands of titles were distributed by Redbus. Reacquired film rights were valued as part of the film asset library valuation in accordance with SFAS 141 while considering EITF 04-01. Since the value of the contracts were at market value at the time of the acquisition and the contracts do not contain unfavorable settlement provisions there was no gain or loss associated with the reacquired rights pursuant to paragraphs 4 and 5 of EITF 04-1.
With respect to whether the acquisition of Redbus increased our customer base and the rationale for not allocating value to pre-existing distribution customer relationships, we do not believe we acquired a customer base or relationships. The popularity and performance of our individual film titles are what produce their value. Each title is a unique product sold in a territory by a party (i.e., a studio or distributor) on an exclusive basis. The party selling a title in a territory is the only party with the rights to sell that title in that territory. Parties (such as theatre chains, television stations, video stores, etc.) who desire a title must purchase or license the title from the party with the rights to sell or license that particular title. These parties purchase successful titles generally without regard to the studio that created the film. Accordingly, the Company does not believe it acquired a customer base or relationships.

The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments to these responses, please contact me directly at 310-255-3996.

Sincerely,

/s/ James Keegan
James Keegan
Chief Financial Officer

cc:	Jon Feltheimer
Wayne Levin, Esq.
Jonathan Abrams, Esq.
Allison Keller, Esq.